Rosehill Resources Inc.

16200 Park Row, Suite 300

Houston, Texas 77084

(281) 675-3400

September 25, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-223041)
of Rosehill Resources Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:30 p.m., Eastern Time, on September 26, 2018, or as soon thereafter as is practicable.

If you need additional information, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (212) 237-0133.

Very truly yours, Rosehill Resources Inc.

By:	/s/ Craig Owen
Name:	Craig Owen
Title:	Chief Financial Officer